ENERGYTEC, INC.

December 13, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Wojciechowski, Staff Accountant
Mail Stop 7010

Re:	Energytec, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006, Filed April 17, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007, Filed August 14, 2007

SEC File No. 000-50072

Dear Mr. Wojiechowski:

Energytec, Inc. (the “Company”) has received the comment letter from the staff of the Commission dated November 15, 2007 (“Comment Letter”) pertaining to the above referenced filings on Form 10-K and Form 10-Q (the “Filings”).

This letter contains the Company’s responses to the comment letter. To assist the staff of the Commission in completing its review of the responses, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Properties, page 21

Talco/Trix-Liz Field and Sulphur Bluff Field, page 22

1.

In your response to comment two from our letter dated September 18, 2007, you explain that you relied upon the guidance in paragraph 28 of SFAS 19 with regard to aggregating unproved properties for purposed of assessing impairment. The guidance in paragraph 28 regarding aggregation of unproved properties for assessing impairment is applicable when an entity has a “…relatively large number of unproved properties whose acquisition costs are not individually significant.” Based on the disclosure in your filing, it appears you have approximately nine different fields; therefore, it would appear that you do not have a relatively large number of unproved properties, and assessing impairment for unproved properties on a field by field basis is practical. We also note you refer to the guidance in paragraph 10 of SFAS 144 regarding the grouping of long-lived assets for

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

December 13, 2007

measurement of impairment loss. Please note that paragraph 62A of SFAS 19 explains that the provisions of SFAS 144 are applicable to the impairment of costs associated with proved properties; however, the guidance provided in SFAS 19 remains applicable to unproved properties

Please revise your accounting policy, disclosures and financial statements, if necessary, to comply with the guidance in paragraph 28 of SFAS 19.

Response: Although Energytec, Inc. has approximately nine different fields, our records are maintained on a lease by lease basis. Due to the regulatory issues previously disclosed in our filings and previous responses, there are numerous leases within the fields that are considered unproved. Proved leases were assessed for impairment on a lease by lease basis through comparison with independent reserve studies which were completed on a lease by lease basis as well. The only available independent evaluation of the unproved presented the estimated current value of these properties in a sale and under a breakup scenario, and it combined unproved leases in the same manner in which we combined the net value for impairment analysis. If the combined value as presented in the independent evaluation were allocated on a field by field basis or lease by lease basis, we do not believe that the result of our impairment analysis would be affected due to the fact that we utilized the more conservative breakup value which exceeded the net value of the unproved leases as previously discussed in our response to your comments dated August 20, 2007.

Therefore, we do not believe that any revisions to our accounting policy, disclosures or financial statements are necessary to comply with the guidance in paragraph 28 of SFAS 19.

Notes to Consolidated Financial Statements, page F-8

Note 1 Summary of Significant Accounting Policies, page F-8

Method of Accounting for Oil and Gas Properties, page F-9

2.	We note your response to comment four and are still unable to agree with your proposal, and request that you revise your financial statements and disclosures to comply with the guidance in paragraph 45 of SFAS 144, and file amended documents to provide such revised information. If you believe the effects of complying with the above guidance are not material, please provide us your materiality analysis prepared using the guidance of SAB Topic 1:M and SAB Topic 1:N. As advised previously, you may provide expanded disclosures to explain to readers the differences between your current and previous asset sales. Please contact us to discuss.

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

December 13, 2007

Response: Based upon the significance of circumstances surrounding the sale of revenue programs and the recognition of the gain on the sale of such revenue programs as income from operations in the financial statements of the Company in prior years, it is the opinion of the Board and management that the presentation of the loss on the disposal of assets as presented in the Form 10-K for the year ended December 31, 2006, and the Form 10-Q for the quarter ended June 30, 2007, is more descriptive and informative to our shareholders than presenting this item as a component of “Loss from operations.”

SAB Topic 1:M indicates that, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” It is the opinion of management that reclassification of the losses would not affect the judgment of a reasonable person relying upon the report.

We do not disagree that the presentation of a gain or loss on the disposal of a long-lived asset as contemplated by SFAS 144, paragraph 45 may be properly included in results of operations. However, it is our opinion that this presentation would be misleading given the facts and circumstances surrounding the sale of revenue programs as opposed to the sale of leases as disclosed in our filings. We believe that the distinction needs to be clear on the face of the financial statements as well as in the disclosures thereto.

Note 9 - Drilling Program, page F-27

3.	We note your response to prior comment six. Per the binding agreement between yourself and the buyer, please tell us if the sale of the well sites was conditional upon drilling the seven wells. Also, with regards to recognizing revenue for the sale of the well sites, tell us what specific criteria within the revenue recognition guidance you believe have not been satisfied.

Response: The agreement that was entered into between the Company and the buyer did not specifically address whether the sale of the well sites was conditional upon drilling the seven wells. However, no assignment of interests in specific wells could be made and filed as a matter of record until such time as the well had been drilled and completed because the specific description of the property could not be determined. The agreement called for the sale of wells rather than a lease and as of the date that the agreement was entered into, no well sites had been determined and no work had begun to drill any wells. Until such time as the specific location and description of the well was determined any assignment that might be prepared would be unenforceable under the statute of frauds. For these reasons, we determined that the sale was conditional upon drilling the wells and we recorded the receipt of funds as deferred revenue.

Pursuant to SAB No. 101, revenue is generally realized or realizable and earned when four criteria are met. We believe that three of the four criteria were met, but services had not been rendered (no well had been drilled) and delivery had not occurred (the assignment of the interest in a drilled well had not been filed.)

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

December 13, 2007

Engineering Comments

Supplemental Information (unaudited), page F-30

Reserve Information, page F-31

4.	Your response to our August 20, 2007 comment letter did not explain the inconsistency between your proved reserves at December 31, 2005 being “substantially understated”, as stated on page F-21, and the fact that your proved reserves at December 31, 2006 were revised downward. Also, the status of dually completed but not permitted wells was not addressed. Finally, the significant changes to your 2004 and 2005 proved reserves required explanation per Financial Accounting Standard 69, paragraph 11. Per our September 10, 2007 conversation, please address these issues in your September 30, 2007 Form 10-Q.

Response: Per my conversation with Ron Winfrey on September 10, 2007 and my follow-up letter to Mr. Winfrey dated September 13, 2007, it was my understanding that these issues would be addressed in the September 30, 2007 Form 10-Q. A Notification of Inability to Timely File Form 10-Q was filed on November 14, 2007. The Form 10-Q was filed on November 19, 2007. That filing included the following language related to the issues discussed with Mr. Winfrey:

Reserves and Regulatory Issues

For the year ended December 31, 2004, Energytec’s reserve report was prepared internally by Frank W Cole, who was the CEO of the Company.

In December 2005, Energytec engaged an independent engineering firm to conduct a study of its reserves as of December 31, 2005. Energytec, in consultation with the independent engineering firm, also conducted a thorough review of the engineering data and the reserve report previously prepared for the years ended December 31, 2004 and 2003.

Based on this review, an irregularity was noted in the reserve report for the year ended December 31, 2003, resulting in the over assignment of proved reserves, which are unsupported by actual production, to wells in the Talco/Trix-Liz Field. This necessitated a reduction in the proved developed and undeveloped reserves in the amount of 1,294,441 barrels of oil.

The following irregularities were noted in the reserve report for the year ended December 31, 2004:

•	The assignment of proved reserves to separately recognized reservoirs in the Talco/Trix-Liz Field without a conclusive formation test,

•	The drilling and completion of wells in the Talco/Trix-Liz Field in violation of RRC field spacing rules,

•	The assignment of proved reserves, which were unsupported by actual production, to wells in the Talco/Trix-Liz Field and Sulphur Bluff Field, and

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

December 13, 2007

•	The usage of incorrect ownership interests in certain wells resulting in the assignment of incorrect reserve amounts to Energytec’s net interest.

This resulted in a reduction in the proved developed and undeveloped reserves for 2004 in the amount of 1,178,930 barrels of oil. The effect of incorrect ownership interests in certain wells was insignificant and resulted in an increase in the reserves attributed to Energytec’s ownership interest. The reserves for the years ended December 31, 2004 and 2003 were incorrectly reported in Energytec’s 2004 and 2003 SAS 69 disclosures and reserve information presented in Energytec’s Form 10 filed with the Securities and Exchange Commission in May 2005 and subsequent amendments. Energytec updated the reserve reports for the years ended December 31, 2004 and 2003, to remove reserves associated with the wells that were without the proper permitting and spacing required by the RRC; to assign reserves in the Talco/Trix-Liz Field and Sulphur Bluff Field that are supported by actual production; and to assign the correct ownership percentages to Energytec’s oil and gas wells.

After the reserve reports were updated and the reported reserves were corrected, the SAS 69 disclosures and reserve information presented in Energytec’s Form 10K for the year ended December 31, 2006, reflected 1,847,250 bbls of proved developed and undeveloped oil reserves and 7,285,761 mcf of proved developed and undeveloped gas reserves as of January 1, 2004. These reserves included three potential proved undeveloped prospects in the Redwater Field. During 2004, one of these prospects was removed from the reserves due to the Company’s inability to secure capital to develop the prospect. This resulted in a downward revision of proved developed and undeveloped gas reserves totaling 3,122,035 mcf.

Pursuant to the reserve study, it was also determined that 23 wells were dually completed in non-permitted separately recognized reservoirs in the Talco/Trix-Liz Field without the proper permitting and spacing required by the Texas Railroad Commission (RRC). No proved reserves can be assigned to any of the 23 wells dually completed in non-permitted separately recognized reservoirs in the Talco/Trix-Liz Field until such regulatory issues are resolved to the satisfaction of the RRC. Additionally, commingling of production from permitted and non-permitted reservoirs resulted in the inability to assign reserves to either the permitted or non-permitted reservoirs. As a result the proved developed and undeveloped oil reserve estimates were reduced by 365,269 bbls.

During the year ended December 31, 2004, the Company sold various interests in its proved oil and gas properties and received proceeds totaling $13,199,840and recognized gains totaling $10,510,501. This resulted in a reduction of the minerals in place of 1,121,252 bbls of oil. The Company also purchased 100% of the working interest in various leases in Rusk and Gregg Counties, Texas during the year ended December 31, 2004, for $279,560 cash which added 379,502 bbls of oil reserves.

Energytec reported 715,614 bbls of proved developed and undeveloped oil reserves and 4,060,674 mcf of proved developed and undeveloped gas reserves at December 31, 2004.

In January 2005, Energytec purchased 100% of the working interest in the M.A. Schuyler -A- and M.A. Schuyler -B- leases in Rusk County, Texas for $49,405 cash. In February and March of 2005, the Company purchased 100% of the working interest in the George Thompson lease for $40,000 cash and 100% of the working interest in the C.C. Still and M.V. Barton leases for $58,930 cash. These leases were also located in Rusk County, Texas. In October 2005, Energytec purchased 100% of the working interest in various leases in Wood and Hopkins Counties, Texas, known as the Como Field, for $5,600,000 cash. These purchases resulted in additional oil reserves totaling 723,945 bbls.

During 2005, the Company entered into an agreement to sell well sites and drill seven wells in two of its fields for $8,000,000, resulting in a reduction of minerals in place totaling 2,193,523 mcf of gas. The sales proceeds of $8,000,000 less the commissions of $800,000 were recorded as a liability pending the completion of the wells. The liability included $3,500,000 for the sale of well sites owned by the Company and the estimated cost of drilling and completion of the wells totaling $3,700,000. The drilling budget of $3,700,000 includes approximately $1,000,000 to cover potential overruns associated with increasing costs of materials and labor precipitated by rising oil prices.

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

December 13, 2007

The Company has elected to reserve recognition of this amount until such time as all wells are completed. This agreement is the subject of litigation as described PART II. ITEM 1. LEGAL PROCEEDINGS.

During the year ended December 31, 2006, Energytec revised its previous estimates of reserves by reducing proved developed and undeveloped oil reserves by 87,424 bbls and proved developed and undeveloped gas reserves by 1,535,085 mcf. The revision effectively reflects the reclassification of proved reserves to the unproved classification due to regulatory issues discussed above and a reclassification of five proved undeveloped locations to unproved due to the Company’s inability to currently designate capital for the recompletion of three wells and the drilling of two additional sites. These properties will be reclassified to proved undeveloped reserves pending allocation of capital to those projects. The revision also includes an adjustment to reflect the decline in oil and gas pricing at December 31, 2006, as compared to December 31, 2005.

During the year ended December 31, 2006, the Company resolved the commingling of production from the dually completed wells in the Trix/Liz Field by isolating the non-permitted zones in order to restore production to permitted zones. This isolation was necessary to allow the establishment of production from the legally permitted zones.

Thirteen of the dually completed wells are back on production in single legally permitted zones. Eight additional wells are currently being permitted in the proper zones with the TRC. Approval of these permits has taken longer than expected due to remaining issues related to spacing and permitting. Once these issues are resolved these wells will be placed back on production in the single zone in which they have been legally permitted. It is doubtful that any of the 21 wells will ever be permitted by the TRC to produce from dual zones.

The remaining two wells are in violation of spacing requirements. The Company must comply with the appropriate field spacing rules which not only regulate amount of acreage, per producing reservoir, required for each well but also the space between producing wells. The previous management drilled and completed these wells without regard to the applicable field spacing rules. The Company can petition the TRC to amend rules regarding density and spacing in order to bring these two wells into compliance; however, it is unlikely that these two wells will ever be permitted to produce from any zone.

If you have any questions on our response, please do not hesitate to call.

Sincerely,

/s/ Dorothea W. Krempein Dorothea W. Krempein, CFO

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

December 13, 2007

STATEMENT OF ENERGYTEC, INC.

Energytec, Inc. hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	Energytec is responsible for the adequacy and accuracy of the disclosure in its filings on Form 10-K and Form 10-Q and any amendment thereto (collectively the “Filings”);

•	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filings; and

•

Energytec may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 13th day of December 2007.

Energytec, Inc.

By:	/s/ Don Lambert
Don Lambert, President, CEO

By:	/s/ Dorothea W. Krempein
Dorothea W. Krempein, CFO